UNITED STATES OF AMERICA Before the SECURITIES AND EXCHANGE COMMISSION File No. 812-[____]
	)	APPLICATION PURSUANT TO SECTION 9(c)OF THE INVESTMENT COMPANY ACT OF1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
In the Matter of	)
)
J.P. MORGAN SECURITIES LLC
338 Madison Avenue
New York, New York 10179

BEAR STEARNS ASSET MANAGEMENT INC.
270 Park Avenue
New York, New York 10017

BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C.
270 Park Avenue
New York, New York 10017

BSCGP INC.
270 Park Avenue
New York, New York 10017

CONSTELLATION GROWTH CAPITAL LLC
49 West 57th Street, 32nd Floor
New York, New York 10019

CONSTELLATION VENTURES MANAGEMENT II, LLC 270 Park Avenue
New York, New York 10017

HIGHBRIDGE CAPITAL MANAGEMENT, LLC
49 West 57th Street, 32nd Floor
New York, New York 10019

JF INTERNATIONAL MANAGEMENT INC.
21st Floor, Chater House
8 Connaught Road Central
Hong Kong

JPMORGAN ASSET MANAGEMENT (UK) LIMITED
125 London Wall
London, UK, EC2Y5AJ

JPMORGAN DISTRIBUTION SERVICES, INC.
1111 Polaris Parkway
Columbus, Ohio 43240

J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

This Application consists of 83 pages.

J.P. MORGAN INVESTMENT MANAGEMENT INC.
J.P. MORGAN LATIN AMERICA MANAGEMENT COMPANY, LLC
J.P. MORGAN PARTNERS, LLC
J.P. MORGAN PRIVATE INVESTMENTS INC.
270 Park Avenue
New York, New York 10017

OEP CO-INVESTORS MANAGEMENT II, LTD.
OEP CO-INVESTORS MANAGEMENT III, LTD.
320 Park Avenue, 18th Floor
New York, New York 10022

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED
10 South Dearborn Street, Suite 1400
Chicago, Illinois 60603

SIXTY WALL STREET GP CORPORATION
SIXTY WALL STREET MANAGEMENT COMPANY, LLC
270 Park Avenue
New York, New York 10017

TECHNOLOGY COINVESTORS MANAGEMENT, LLC
270 Park Avenue
New York, New York 10017

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)
File No. 812-_____	)
)

J.P. Morgan Securities LLC
Bear Stearns Asset Management Inc.
Bear Stearns Health Innoventures Management, L.L.C.
BSCGP Inc.
Constellation Growth Capital LLC
Constellation Ventures Management II, LLC
Highbridge Capital Management, LLC
JF International Management Inc.
JPMorgan Asset Management (UK) Limited
JPMorgan Distribution Services, Inc.
J.P. Morgan Institutional Investments, Inc.
J.P. Morgan Investment Management Inc.
J.P. Morgan Latin America Management Company, LLC
J.P. Morgan Partners, LLC
J.P. Morgan Private Investments Inc.
OEP Co-Investors Management II, Ltd.
OEP Co-Investors Management III, Ltd.
Security Capital Research & Management Incorporated
Sixty Wall Street GP Corporation
Sixty Wall Street Management Company, LLC
Technology Coinvestors Management, LLC

 (Names of Applicants)
See Above
(Addresses of Applicants’ principal executive offices)

Michael Coyne, Esq. JP Morgan Chase & Co. One Chase Manhattan Plaza New York, NY 10005-1401
Susan L. Merrill, Esq.
Bingham McCutchen LLP
399 Park Avenue
New York, NY 10022-4689

Paul B. Raymond, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, MA  02110-1726

Amy Natterson Kroll, Esq.
Bingham McCutchen LLP
2020 K Street, N.W.
Washington, D.C. 20006-1806

(Names and addresses of persons to whom communications should be directed)

UNITED STATES OF AMERICA Before the SECURITIES AND EXCHANGE COMMISSION

	)	APPLICATION PURSUANT TO SECTION 9(c)OF THE INVESTMENT COMPANY ACT OF1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
In the Matter of	)
)
J.P. MORGAN SECURITIES LLC 338 Madison Avenue New York, New York 10179	) ) ) )
BEAR STEARNS ASSET MANAGEMENT INC.
270 Park Avenue
New York, New York 10017

BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C.
270 Park Avenue
New York, New York 10017

BSCGP INC.
270 Park Avenue
New York, New York 10017

CONSTELLATION GROWTH CAPITAL LLC
49 West 57th Street, 32nd Floor
New York, New York 10019

CONSTELLATION VENTURES MANAGEMENT II, LLC 270 Park Avenue
New York, New York 10017

HIGHBRIDGE CAPITAL MANAGEMENT, LLC
49 West 57th Street, 32nd Floor
New York, New York 10019

JF INTERNATIONAL MANAGEMENT INC.
21st Floor, Chater House
8 Connaught Road Central
Hong Kong

JPMORGAN ASSET MANAGEMENT (UK) LIMITED
125 London Wall
London, UK, EC2Y5AJ

JPMORGAN DISTRIBUTION SERVICES, INC.
1111 Polaris Parkway
Columbus, Ohio 43240

J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC.
J.P. MORGAN INVESTMENT MANAGEMENT INC.
J.P. MORGAN LATIN AMERICA MANAGEMENT COMPANY, LLC
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

J.P. MORGAN PARTNERS, LLC
J.P. MORGAN PRIVATE INVESTMENTS INC.
270 Park Avenue
New York, New York 10017

OEP CO-INVESTORS MANAGEMENT II, LTD.
OEP CO-INVESTORS MANAGEMENT III, LTD.
320 Park Avenue, 18th Floor
New York, New York 10022

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED
10 South Dearborn Street, Suite 1400
Chicago, Illinois 60603

SIXTY WALL STREET GP CORPORATION
SIXTY WALL STREET MANAGEMENT COMPANY, LLC
270 Park Avenue
New York, New York 10017

TECHNOLOGY COINVESTORS MANAGEMENT, LLC
270 Park Avenue
New York, New York 10017

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )
File No. 812-_____	)
)

J.P. Morgan Securities LLC (f/k/a J.P. Morgan Securities Inc.) (“J.P. Morgan Securities”); Bear Stearns Asset Management Inc. (“BSAM”); Bear Stearns Health Innoventures Management, L.L.C. (“BSHIM”); BSCGP Inc. (“BSCGP”); Constellation Growth Capital LLC (“Constellation”); Constellation Ventures Management II, LLC (“Constellation II”); Highbridge Capital Management, LLC (“Highbridge”); JF International Management Inc. (“JFIMI”); JPMorgan Asset Management (UK) Limited (“JPMAMUK”); JPMorgan Distribution Services, Inc. (“JPMDS”); J.P. Morgan Institutional Investments, Inc. (“JPMII”); J.P. Morgan Investment Management Inc. (“JPMIM”); J.P. Morgan Latin America Management Company, LLC (“JPMLAM”); J.P. Morgan Partners, LLC (“JPMP”); J.P. Morgan Private Investments Inc. (“JPMPI”); OEP Co-Investors Management II, Ltd. (“OEP II”); OEP Co-Investors Management III, Ltd. (“OEP III”, and together with OEP II, the “OEP Entities”); Security Capital Research &

Management Incorporated (“Security Capital”); Sixty Wall Street GP Corporation (“Sixty Wall GP”); Sixty Wall Street Management Company, LLC (“Sixty Wall Management”); and Technology Coinvestors Management, LLC (“TCM”) (collectively, the “Applicants”) each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an order of temporary exemption from Section 9(a) pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for an order of permanent exemption and (ii) a permanent order exempting each Applicant from the provisions of Section 9(a) of the Act in respect of the permanent injunction, as described below, that has been entered against J.P. Morgan Securities.
Other than the Applicants, no existing company of which J.P. Morgan Securities is an affiliated person currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act), depositor, or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered investment company, including registered management companies, registered unit investment trusts (“UITs”), or registered face amount certificate companies, or investment adviser to employees’ securities companies (as defined in Section 2(a)(13) of the Act) subject to Section 9 of the Act (“ESCs”).  Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which J.P. Morgan Securities is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which J.P. Morgan Securities may become an affiliated person in the future (together with the Applicants, the “Covered Persons”).  Applicants request that the temporary order remain in effect until the Commission acts on the Application for the permanent order.

I.             Background

       A.   Applicants and the Other Covered Persons

J.P. Morgan Securities, a Delaware limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  J.P. Morgan Securities does not currently serve as investment adviser, sub-adviser, depositor or principal underwriter to any of the Funds.1 The ultimate parent of J.P. Morgan Securities is JPMorgan Chase & Co. (“JPMC”).  JPMC is a financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  JPMC is also the ultimate parent of the other Applicants. The Funds for which the Applicants currently serve as investment adviser, sub-adviser, general partner or principal underwriter are identified in Exhibit A.  The other Applicants, as subsidiaries of the same ultimate parent, are under common control with J.P. Morgan Securities.  Therefore, J.P. Morgan Securities is an affiliated person of the other Applicants within the meaning of Section 2(a)(3) of the Act.
BSAM, a New York corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds, including as general partner that provides investment advisory services to various ESCs.  BSAM is a wholly-owned subsidiary of JPMC.2

1 “Funds” refer to any registered investment company or ESC for which a Covered Person serves as an investment adviser, sub-adviser, general partner or depositor, or any registered open-end investment company, registered UIT or registered face amount certificate company for which a Covered Person serves as principal underwriter.

2 Every Applicant that is a general partner that provides investment advisory services to one or more ESCs believes, for purposes of this Application, that it is performing a function that falls within the definition of “investment adviser” in Section 2(a)(20) of the Act.

BSHIM, a Delaware limited liability corporation, and BSCGP, a Delaware corporation, serve, and may in the future serve, as general partners that provide investment advisory services to various ESCs.  BSHIM and BSCGP are wholly-owned subsidiaries of JPMC.
Constellation, a Delaware limited liability corporation, serves, and may in the future serve, as sub-adviser to various ESCs.  Constellation is an indirect, majority-owned subsidiary of JPMC.
Constellation II, a Delaware limited liability corporation, serves, and may in the future serve, as general partner that provides investment advisory services to various ESCs.  Constellation II is a wholly-owned subsidiary of JPMC.
Highbridge, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds.  Highbridge is an indirect, majority-owned subsidiary of JPMC.
JFIMI, a British Virgin Islands corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds.  JFIMI is a wholly-owned subsidiary of JPMC.
JPMAMUK, a United Kingdom corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds.  JPMAMUK is a wholly-owned subsidiary of JPMC.
JPMDS, a Delaware corporation, is registered as a broker-dealer under the Exchange Act and serves, and may in the future serve, as principal underwriter to various Funds.  JPMDS is a wholly-owned subsidiary of JPMC.

JPMII, a Delaware corporation, is registered as a broker-dealer under the Exchange Act and serves, and may in the future serve, as placement agent to various Funds.3 JPMII is a wholly owned subsidiary of JPMC.
JPMIM, a Delaware corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds.  JPMIM is a wholly-owned subsidiary of JPMC.
JPMLAM, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various ESCs.  JPMLAM is a wholly-owned subsidiary of JPMC.
JPMP, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various ESCs.  JPMP is a wholly-owned subsidiary of JPMC.
JPMPI, a Delaware corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds.  JPMPI is a wholly-owned subsidiary of JPMC.
The OEP Entities, both Cayman Islands exempted limited companies, are exempt from registration as investment advisers by virtue of Section 203(b)(3) of the Advisers Act, and serve,

3 JPMII serves as placement agent to JPMorgan Institutional Trust with respect to its series: JPMorgan Core Bond Trust, JPMorgan Equity Index Trust, and JPMorgan Intermediate Bond Trust.  JPMorgan Institutional Trust is an open-end investment company registered under the Act, but its shares are not registered under the Securities Act of 1933.  JPMII believes, for the purposes of this Application, that it is performing a function that falls within the definition of "principal underwriter" in Section 2(a)(29) of the Act.

and may in the future serve, as general partners that provide investment advisory services to various ESCs.  The OEP Entities are wholly-owned subsidiaries of JPMC.

Security Capital, a Delaware corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds.  Security Capital is a wholly-owned subsidiary of JPMC.
Sixty Wall GP, a Delaware Corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as an investment adviser or sub-adviser to various ESCs. Sixty Wall GP is a wholly owned subsidiary of JPMC.
Sixty Wall Management, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various ESCs.  Sixty Wall Management is a wholly-owned subsidiary of JPMC.
TCM, a California limited liability corporation, serves, and may in the future serve, as the general partner that provides investment advisory services to various ESCs.  TCM is a wholly-owned subsidiary of JPMC.
        B.   SEC v. J.P. Morgan Securities LLC (f/k/a/ J.P. Morgan Securities Inc.) (“Action”)

J.P. Morgan Securities executed on June 17, 2011, a Consent of Defendant J.P. Morgan Securities (the “Consent”), in which J.P. Morgan Securities neither admitted nor denied any of the allegations (except as to personal and subject matter jurisdiction) in a complaint filed by the Commission, but in which it consented to the entry of a final judgment (“Final Judgment”) against it by the United States District Court for the Southern District of New York ( the “Court”).  The Commission approved the Consent, and on June 21, 2011, the Commission filed a complaint (the “Complaint”) against J.P. Morgan Securities in the Court.4

4 Securities and Exchange Commission v. J.P. Morgan Securities LLC (f/k/a/ J.P. Morgan Securities Inc.), 11-CV-4206 (S.D.N.Y. June 21, 2011).

The conduct of J.P. Morgan Securities alleged in the Complaint involved an offering of a largely synthetic collateralized debt obligation (“CDO”) whose portfolio consisted primarily of credit default swaps (“CDS”) referencing other CDO securities to qualified institutional buyers in reliance on the exemption from registration under the Securities Act of 1933 (“Securities Act”) provided by Rule 144A thereunder and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S thereunder.  The Complaint alleged that J.P. Morgan Securities represented in marketing materials that the collateral manager selected the CDO’s investment portfolio but failed to disclose that the hedge fund that purchased the subordinated notes (or “equity”), which also took the short position on roughly half of the portfolio’s assets, played a significant role in the selection process.  Specifically, the Complaint alleged that although the offering circular for the CDO did have a risk factor that disclosed that a noteholder may hold a short position with respect to the referenced CDOs or buy credit protection with respect to the referenced CDOs, and that a noteholder may act with respect to those positions “without regard to whether any such action might have an adverse effect on the Issuer, the Noteholders, related Reference Entity or any Reference Obligation,” this disclosure did not indicate that such a noteholder was involved in the portfolio selection process.
The Final Judgment would restrain and enjoin J.P. Morgan Securities from violating Sections 17(a)(2) and (3) of the Securities Act in the offer or sale of any security or security-based swap agreement (the “Injunction”), impose liability on J.P. Morgan Securities for payment of disgorgement of $18.6 million with prejudgment interest thereon in the amount of $2 million, and a civil penalty in the amount of $133 million. The Final Judgment also would require J.P. Morgan Securities to comply with certain undertakings relating to: (i) the vetting and approval process for offerings of residential mortgage-related securities (other than agency residential mortgage-related securities), including CDOs referencing those securities (collectively, “mortgage securities”); (ii) the role of the J.P. Morgan Securities’ Legal and Compliance Department with respect to the review of marketing materials used in connection with mortgage securities offerings; (iii) the review of the written marketing materials used in connection with mortgage securities by outside counsel where J.P. Morgan Securities is the lead underwriter of an offering of mortgage securities and retains outside counsel to advise on the offering; (iv) the delivery of offering circulars/prospectuses for mortgage securities offerings; (v) annual internal audits to determine that items (i)-(iv) are being complied with; and (vi) education and training of persons involved in the structuring or marketing of mortgage securities offerings.  The Final Judgment was entered on June 29, 2011, giving effect to the Injunction. 5

II.   Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or as a principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company, if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from, among other things, acting as, engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.  Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person.
The entry of the Final Judgment would result in a disqualification of J.P. Morgan Securities under Section 9(a)(2) because it would be permanently enjoined by the Court from engaging in conduct in violation of Section 17(a) of the Securities Act in connection with the

 5 Securities and Exchange Commission v. J.P. Morgan Securities LLC (f/k/a J.P. Morgan Securities Inc.), 11-CV-4206 (S.D.N.Y. June 29, 2011).

purchase or sale of any security.  As a consequence J.P. Morgan Securities would be unable to act as investment adviser, sub-adviser or depositor to the Funds or serve as principal underwriter to any Fund that is a registered open-end investment company, UIT, or registered face amount certificate company.   Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of also precluding the other Applicants from providing advisory or sub-advisory services to, or serving as depositor of, any Fund, and would preclude such Applicants from serving as principal underwriter for any Fund that is a registered open-end investment company, UIT, or registered face amount certificate company.  The entry of the Final Judgment results in a disqualification of such Applicants under Section 9(a)(3) because J.P. Morgan Securities is an affiliated person of the other Applicants and has, by consenting to the entry of the Final Judgment, become subject to an injunction described in Section 9(a)(2).  Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.
Section 9(c) of the Act provides that, upon application, the Commission shall by order grant a person an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, if the person establishes that:  (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a). 6
In light of the Action, the Applicants submit this Application pursuant to Section 9(c) of the Act.  In order to ensure the eligibility of the Applicants to continue to serve as investment adviser or sub-adviser of the Funds (including as general partner providing investment advisory services to the ESCs), or principal underwriter for each Fund that is a registered open-end investment company, and of the Applicants and other Covered Persons to serve in the future as investment adviser, sub-adviser or depositor of any Fund (including as general partner providing investment advisory services to the ESCs), or principal underwriter for any Fund that is a open-end investment company, registered UIT, or registered face amount certificate company, Applicants seek (1) an order granting the requested relief to the Applicants and any other Covered Persons on a temporary basis pending the Commission’s determination with respect to a permanent exemption, and (2) a permanent order of the Commission exempting the Applicants and any other Covered Persons from the provisions of Section 9(a) of the Act.

III.   Statement in Support of Application

In support of their position that the Commission should issue the orders granting the temporary and permanent exemptions requested above from the provisions of Section 9(a) of the Act, Applicants assert the following statements.
       A.   The Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, or depositor for a Fund (including as

  6 Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

general partner providing investment advisory services to ESCs) or principal underwriter for any registered open-end investment company, registered UIT or registered face amount certificate company.  The alleged conduct did not relate to the Funds’ management or distribution.  The alleged conduct did not involve any Fund or the assets of any Fund.
The legislative history of Section 9 of the Act indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.” 7   At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations such as JPMC.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not related to the manager’s or distributor’s activities.  In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.
As a result of the foregoing, the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the Application.
B.   Involvement of Applicants’ Personnel

To the best of Applicants’ knowledge: (i) none of the current directors, officers or employees of the Applicants that are involved in providing services as investment adviser or sub-

7 Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

adviser of the Funds (including as general partner providing investment advisory services to ESCs) or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered open-end company (or any other persons in such roles during the time period covered by the Complaint) participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction; (ii) the personnel at J.P. Morgan Securities who participated in the conduct alleged in the Complaint to have constituted the violations that provided a basis for the Injunction have had no, and will not have any, involvement in providing investment advisory or depository services (including as general partner providing investment advisory services to ESCs) to the Funds or principal underwriting services to the Funds that are registered open-end investment companies, registered UITs or registered face amount certificate companies on behalf of the Applicants or other Covered Persons; and (iii) because the personnel of the Applicants (other than those at J.P. Morgan Securities) did not participate in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction, the shareholders of those Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.
Applicants believe that the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

        C.   Adverse Effect on Applicants

The Injunction subjects each of the Applicants (other than J.P. Morgan Securities) to the prohibitions of Section 9(a) of the Act solely because J.P. Morgan Securities is an affiliated person of these companies within the meaning of the Act.  Only J.P. Morgan Securities was a party to the Action and was alleged to have been involved in the activities that form the basis for the Injunction.

If the Applicants were disqualified under Section 9(a) from continuing to serve as investment adviser or sub-adviser of the Funds, or principal underwriter for the Funds that are registered open-end investment companies, registered UITs or registered face amount certificate companies and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe.  The Applicants have committed substantial resources to establishing an expertise in providing services covered by Section 9(a) of the Act to the Funds.  Currently, the Applicants employ approximately 940 persons who are actively involved in performing advisory or sub-advisory and/or underwriting functions for the Funds (not including the large number of employees of the Applicants who support the approximately 940 employees who would be adversely affected if the Applicants could no longer offer the Funds to their customers).  Prohibiting the Applicants from serving as investment adviser or sub-adviser of and/or principal underwriter for Funds not only would affect Applicants’ businesses adversely, but also Applicants’ employees.  For the foregoing reasons, the Section 9(a) prohibitions as applied to the Applicants would be unduly and disproportionately severe.
With respect to the Applicants who provide investment advisory services to the ESCs in particular, their disqualification from providing relevant advisory or subadvisory services to the ESCs listed in Exhibit A would not be in the public interest or in furtherance of the protection of investors, and indeed such disqualification would frustrate the expectations of the eligible employees who invested in the ESCs.  Because the ESCs have been formed for certain key employees, officers and directors of JPMC and its affiliates, it would not be consistent with the purposes of the employees’ securities company provisions of the Act or the terms and conditions of the ESC orders to require another entity not affiliated with JPMC to manage the ESCs.  In addition, participating employees of JPMC and its affiliates likely subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of JPMC.

        D.   Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Applicants undertake to distribute, as soon as reasonably practicable, written materials describing the circumstances that led to the Injunction and any impact on the Funds and this Application to, and to offer to meet in person to discuss the materials with, the boards of directors or trustees of each Fund (excluding, for this purpose, the ESCs) for which the Applicants serves as investment adviser, subadviser or principal underwriter, including the directors or trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act, and their independent legal counsel, if any. The Applicants will provide the Funds with the information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Final Judgment as entered by the Court.

        E.   Hardships on the Funds and their Shareholders

The inability of the Applicants to continue to serve as investment adviser or subadviser of the Funds (including as general partner providing investment advisory services to ESCs) or principal underwriter for the Funds that are registered open-end investment companies would result in the Funds and their shareholders facing potentially severe hardships.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Applicants because those disqualifications would deprive the shareholders of the Funds of the investment advisory or sub-advisory and underwriting services (including as general partner providing investment advisory services to ESCs) that shareholders expected the Funds would receive when they decided to invest in the Funds.  In addition, the Funds would have to expend time and other resources to engage substitute advisers or sub-advisers (and/or general partners, in the case of certain ESCs) and principal underwriters.  The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

        F.   Prior Section 9(c) Applications Filed

Certain of the Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c).  Because the previously obtained Section 9(c) orders were necessitated by enforcement actions brought by the Commission in the past, they should have little, if any, relevance to whether the pending Application is granted.  Rather, this Application should be judged on its own merits.
Enron
On July 28, 2003, the Commission filed a complaint (the “Enron Complaint”) against JPMC in the United States District Court for the Southern District of Texas (the “Texas District Court”) in a civil action captioned Securities and Exchange Commission v. JPMorgan Chase & Co.  The Enron Complaint alleged that JPMC aided and abetted violations by Enron Corp. (“Enron”) of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.  The alleged violations occurred in connection with Enron’s financial statement disclosure of transactions with one or more affiliates of JPMC between 1997 and 2001.  On July 24, 2003, JPMC executed a consent in which it neither admitted nor denied any of the allegations in the Enron Complaint, except as to jurisdiction, but consented to the entry of an injunction (the “Enron Injunction”) and agreed to pay $135 million in disgorgement, civil penalties and interest.  The Texas District Court entered a final judgment against JPMC (the “Enron Final Judgment”) on July 28, 2003, that, among other things, enjoined JPMC, directly or through its officers, directors, agents and employees, from violating the statutes and rules cited in the Enron Complaint. Additionally, the Enron Final Judgment ordered JPMC to make payments aggregating $135 million.

The Commission pursuant to Section 9(c) exempted JPMC, and any other existing company of which JPMC is an affiliated person and any other company of which JPMC may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the Enron Injunction.  Investment Company Act Release Nos. IC-26141; 812-12991 (July 28, 2003) (notice and temporary order) and IC-26168; 812-12991 (Aug. 26, 2003) (permanent order).
IPOs
On October 1, 2003, the Commission filed a complaint (the “IPO Complaint”) against J.P.Morgan Securities Inc. (predecessor to JPMS, “JPMSI”) in the United States District Court for the District of Columbia (the “D.C. District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities Inc.  The IPO Complaint alleged that JPMSI violated Rule 101 of Regulation M [17 C.F.R. §242.l01] under the Exchange Act by attempting to induce certain institutional customers to place orders for shares in the aftermarket for certain initial public offerings (“IPOs”) it underwrote during the restricted period of such IPOs.  The IPO Complaint also alleged that JPMSI violated then NASD Conduct Rule 2110 by persuading one or more institutional customers to take an allocation of a “cold” IPO by promising to reward the customer with an allocation of an upcoming “hot” IPO.  On September 18, 2003, JPMSI executed a consent in which it neither admitted nor denied any of the allegations in the IPO Complaint, except as to jurisdiction, but consented to the imposition of an injunction (the “IPO Injunction”) and a payment of a civil penalty of $25 million. On October 8, 2003, the D.C. District Court entered a final judgment against JPMSI (the “IPO Final Judgment”) that, among other things, enjoined JPMSI, its officers, agents, servants, employees, attorneys, and all persons in active concert or participation with JPMSI who receive actual notice of the IPO Final Judgment, from violating Rule 101 of Regulation M [17 C.F.R. §242.10l] under the Exchange Act and then NASD Conduct Rule 2110.  Additionally, the IPO Final Judgment ordered JPMSI to make payments aggregating $25 million.
The Commission pursuant to Section 9(c) exempted JPMSI, and any other existing company of which JPMSI is an affiliated person and any other company of which JPMSI may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the IPO Injunction.  Investment Company Act Release No. IC-26205 (Oct. 8, 2003) (notice and temporary order) and IC-26249 (Nov. 4, 2003) (permanent order).
Research Analysts - JPMSI
On April 28, 2003, the Commission filed a complaint (the “JPMSI Research Analysts Complaint”) against JPMSI in the United States District Court for the Southern District of New York (the “New York District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities Inc.  The JPSMI Research Analysts Complaint alleged that JPMSI violated then Conduct Rules 2110, 22l0(d)(1)(A), and 3010 of NASD, Inc. (“NASD”) and Rules 342, 401,472, and 476(a)(6) of the New York Stock Exchange, Inc. (“NYSE”) (such NYSE and NASD rules together, “Exchange Rules”) by engaging in acts and practices that imposed conflicts of interest on its research analysts.  The Complaint also alleged that JPMSI failed to: (a) disclose that JPMSI made payments for research to other broker-dealers not involved in an underwriting transaction and (b) establish and maintain adequate policies, systems, and procedures to detect and prevent the foregoing investment banking influences and conflicts of interest.

On April 21, 2003, JPMSI executed a Consent of JPMSI (the “JPMSI Research Analysts Consent”) in which it neither admitted nor denied any of the allegations in the JPMSI Research Analysts Complaint, except as to jurisdiction, but consented to the imposition of an injunction, certain other equitable relief, and a payment of $80 million.  On October 31, 2003, the New York District Court entered a Final Judgment As To Defendant JPMSI (the “JPMSI Research Analysts Final Judgment”) that, among other things, enjoined JPMSI, directly or through its officers, directors, agents and employees, from violating then NASD Conduct Rules 2110, 2210, and 3010 and NYSE Rules 342, 401, 472, and 476 (the “JPMSI Research Analysts Injunction”).  Additionally, the JPMSI Research Analysts Final Judgment ordered JPMS to make payments aggregating $80 million.  JPMSI also agreed to comply with certain undertakings, including, among other things, adopting and implementing policies and procedures relating to certain research activities.
The Commission pursuant to Section 9(c) exempted JPMSI, and any other existing company of which JPMSI is an affiliated person and any other company of which JPMSI may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the JPMSI Research Analysts Injunction.  Investment Company Act Release Nos. IC-26239 (Oct. 31, 2003) (notice and temporary order) and IC-27134 (Oct. 27, 2005) (permanent order).
Research Analysts—Bear Stearns
On or about April 28, 2003, the Commission filed a complaint (the “Bear Research Analysts Complaint”) against Bear, Stearns & Co. Inc. (“BS&Co.”) in the New York District Court in a civil action captioned Securities and Exchange Commission v. Bear, Stearns & Co. Inc. BS&Co. then executed a consent and undertaking in which BS&Co. neither admitted nor denied any of the allegations in the Bear Research Analysts Complaint, except as to jurisdiction, but consented to the entry of a final judgment against BS&Co. by the New York District Court (the “Bear Final Judgment”). The Bear Final Judgment, among other things, enjoined BS&Co., directly or through its officers, directors, agents and employees, from violating Rules 401, 476, 472 and 342 of the NYSE and then Rules 2110, 2210 and 3010 of the NASD (the “Bear Research Analysts Injunction”).  Additionally, the Bear Final Judgment ordered BS&Co. to make payments aggregating $80 million, and to comply with the undertakings set forth in the Bear Final Judgment.  Those undertakings involve the adoption and implementation of policies and procedures relating to BS&Co.’s research practices.
The Commission pursuant to Section 9(c) exempted BS&Co. and any other existing company of which BS&Co. is an affiliated person and any other company of which BS&Co. may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the Bear Research Analysts Injunction.  Investment Company Act Release Nos. IC- 26237 (Oct. 31, 2003) (notice and temporary order) and IC- 27136 (Oct. 27, 2005) (permanent order).

        G.   Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:
Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

IV.           Conclusion

For the reasons set forth above, each of the Applicants meets the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the following orders by the Commission as soon as may be practicable:

1.           that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be temporarily exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Action pending final determination by the Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Action; and

2.           that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be permanently exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Action.

V.   Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:
Michael Coyne, Esq.
JPMorgan Chase & Co.
One Chase Manhattan Plaza
New York, NY 10005-1401
with a copy to:
Susan L. Merrill, Esq.
Bingham McCutchen LLP
399 Park Avenue
New York, NY 10022-4689

Paul B. Raymond, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, MA  02110-1726

Amy Natterson Kroll, Esq.
Bingham McCutchen LLP
2020 K Street, NW
Washington, D.C. 20006-1806

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.
Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(1) under the Act are included on the signature pages to this Application.

             The Applicant named below has caused this Application to be duly signed on its behalf on the  29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN SECURITIES LLC By: /s/ Carlos M. Hernandez Name: Carlos M. Hernandez Title: President, Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BEAR STEARNS ASSET MANAGEMENT INC. By: /s/ Greg Quental Name: Greg Quental Title: Director and Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-3 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C. By: /s/ Todd Hesse Name: Todd Hesse Title: Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-4 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BSCGP INC. By: /s/ Todd Hesse Name: Todd Hesse Title: Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-5 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CONSTELLATION GROWTH CAPITAL LLC By: /s/ Faith Rosenfeld Name: Faith Rosenfeld Title: Chief Administrative Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-6 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CONSTELLATION VENTURES MANAGEMENT II, LLC By: /s/ Todd Hesse Name: Todd Hesse Title: Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-7 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Chief Compliance Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-8 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JF INTERNATIONAL MANAGEMENT INC. By: /s/ Ken WM Tam Name: Ken WM Tam Title: Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-9 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JPMORGAN ASSET MANAGEMENT (UK) LIMITED By: /s/ James B. Broderick Name: James B. Broderick Title: Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-10 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JPMORGAN DISTRIBUTION SERVICES, INC. By: /s/ Robert L. Young Name: Robert L. Young Title: Director and Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-11 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC. By: /s/ George C. W. Gatch Name: George C. W. Gatch Title: Chief Executive Officer, President and Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-12 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN INVESTMENT MANAGEMENT INC. By: /s/ George C. W. Gatch Name: George C. W. Gatch Title: Chief Executive Officer, President and Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-13 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN LATIN AMERICA MANAGEMENT COMPANY, LLC By: /s/ Ana Capella Gomez-Acebo Name: Ana Capella Gomez-Acebo Title: Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-14 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN PARTNERS, LLC By: /s/ Ana Capella Gomez-Acebo Name: Ana Capella Gomez-Acebo Title: Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-15 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN PRIVATE INVESTMENTS INC. By: /s/ Michael Raczynski Name: Michael Raczynski Title: Chief Compliance Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-16 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

OEP CO-INVESTORS MANAGEMENT II, LTD. By: /s/ Richard M. Cashin Name: Richard M. Cashin Title: President

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-17 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

OEP CO-INVESTORS MANAGEMENT III, LTD. By: /s/ Richard M. Cashin Name: Richard M. Cashin Title: President

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-18 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED By: /s/ Anthony R. Manno Jr. Name: Anthony R. Manno Jr. Title: Chief Executive Officer, President and Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-19 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SIXTY WALL STREET GP CORPORATION By: /s/ Ana Capella Gomez-Acebo Name: Ana Capella Gomez-Acebo Title: Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-20 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SIXTY WALL STREET MANAGEMENT COMPANY, LLC By: /s/ Ana Capella Gomez-Acebo Name: Ana Capella Gomez-Acebo Title: Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 29th day of June, 2011.  The authorization required by rule 0-2(c) under the Act is included in Exhibit A-21 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

TECHNOLOGY COINVESTORS MANAGEMENT, LLC By: /s/ Ana Capella Gomez-Acebo Name: Ana Capella Gomez-Acebo Title: Managing Director

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of J.P. MORGAN SECURITIES LLC (“JPMS”), does hereby certify that this Application is signed by Carlos M. Hernandez, elected President and Managing Director of JPMS pursuant to the general authority vested in him as such under JPMS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

J.P. MORGAN SECURITIES LLC By: /s/ Colleen Meade Name: Colleen Meade Title: Vice President and Assistant Secretary

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of BEAR STEARNS ASSET MANAGEMENT INC. (“BSAM”), does hereby certify that this Application is signed by Greg Quental, elected Director of BSAM pursuant to the general authority vested in him as such under BSAM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

BEAR STEARNS ASSET MANAGEMENT INC. By: /s/ Colleen Meade Name: Colleen Meade Title: Vice President and Assistant Secretary

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C. (“BSHIM”), does hereby certify that this Application is signed by Todd Hesse, elected Managing Director of BSHIM pursuant to the general authority vested in him as such under BSHIM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C. By: /s/ Colleen Meade Name: Colleen Meade Title: Vice President and Assistant Secretary

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of BSCGP INC. (“BSCGP”), does hereby certify that this Application is signed by Todd Hesse, elected Managing Director of BSCGP pursuant to the general authority vested in him as such under BSCGP policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

BSCGP INC. By: /s/ Colleen Meade Name: Colleen Meade Title: Vice President and Assistant Secretary

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, being duly elected General Counsel of CONSTELLATION GROWTH CAPITAL LLC (“Constellation”), does hereby certify that this Application is signed by Faith Rosenfeld, elected Chief Administrative Officer of Constellation pursuant to the general authority vested in her as such under Constellation policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

CONSTELLATION GROWTH CAPITAL LLC By: /s/ Noah Greenhill Name: Noah Greenhill Title: General Counsel

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of CONSTELLATION VENTURES MANAGEMENT II, LLC (“Constellation II”), does hereby certify that this Application is signed by Todd Hesse, elected Managing Director of Constellation II pursuant to the general authority vested in him as such under Constellation II policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

CONSTELLATION VENTURES MANAGEMENT II, LLC By: /s/ Colleen Meade Name: Colleen Meade Title: Vice President and Assistant Secretary

Exhibit A-7

Authorization

Officer’s Certificate

The undersigned, being duly elected General Counsel of HIGHBRIDGE CAPITAL MANAGEMENT, LLC (“Highbridge”), does hereby certify that this Application is signed by John Oliva, elected Chief Compliance Officer of Highbridge pursuant to the general authority vested in him as such under Highbridge policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ Noah Greenhill Name: Noah Greenhill Title: General Counsel

Exhibit A-8

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of JF INTERNATIONAL MANAGEMENT INC. (“JFIMI”), does hereby certify that this Application is signed by Ken Tam, elected Director of JFIMI pursuant to the general authority vested in him as such under JFIMI policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

JF INTERNATIONAL MANAGEMENT INC. By: /s/ Muriel Sung Name: Muriel Sung Title: Chief Compliance Officer

Exhibit A-9

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of JPMORGAN ASSET MANAGEMENT (UK) LIMITED (“JPMAMUK”), does hereby certify that this Application is signed by James B. Broderick, elected Director of JPMAMUK pursuant to the general authority vested in him as such under JPMAMUK policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

JPMORGAN ASSET MANAGEMENT (UK) LIMITED By: /s/ Colleen Meade Name: Colleen Meade Title: Director

Exhibit A-10

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of JPMORGAN DISTRIBUTION SERVICES, INC. (“JPMDS”), does hereby certify that this Application is signed by Robert L. Young, elected Director  and Managing Director of JPMDS pursuant to the general authority vested in him as such under JPMDS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

JPMORGAN DISTRIBUTION SERVICES, INC. By: /s/ Colleen Meade Name: Colleen Meade Title: Vice President and Assistant Secretary

Exhibit A-11

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC. (“JPMII”), does hereby certify that this Application is signed by George Gatch, elected President and Director of JPMII pursuant to the general authority vested in him as such under JPMII policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC. By: /s/ Colleen Meade Name: Colleen Meade Title: Vice President and Assistant Secretary

Exhibit A-12

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of J.P. MORGAN INVESTMENT MANAGEMENT INC. (“JPMIM”), does hereby certify that this Application is signed by George Catch, elected Chief Executive Officer, President and Director of JPMIM pursuant to the general authority vested in him as such under JPMIM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

J.P. MORGAN INVESTMENT MANAGEMENT INC. By: /s/ Colleen Meade Name: Colleen Meade Title: Vice President and Assistant Secretary

Exhibit A-13

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of J.P. MORGAN LATIN AMERICA MANAGEMENT COMPANY, LLC (“JPMLAM”), does hereby certify that this Application is signed by Ana Capella Gomez-Acebo, elected Managing Director of JPMLAM pursuant to the general authority vested in her as such under JPMLAM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

J.P. MORGAN LATIN AMERICA MANAGEMENT COMPANY, LLC By: /s/ Elizabeth De Guzman Name: Elizabeth De Guzman Title: Vice President and Assistant Secretary

Exhibit A-14

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of J.P. MORGAN PARTNERS, LLC (“JPMP”), does hereby certify that this Application is signed by Ana Capella Gomez-Acebo, elected Managing Director of JPMP pursuant to the general authority vested in her as such under JPMP policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

J.P. MORGAN PARTNERS, LLC By: /s/ Elizabeth De Guzman Name: Elizabeth De Guzman Title: Vice President and Assistant Secretary

Exhibit A-15

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of J.P. MORGAN PRIVATE INVESTMENTS INC. (“JPMPI”), does hereby certify that this Application is signed by Michael Raczynski, elected Chief Compliance Officer of JPMPI pursuant to the general authority vested in him as such under JPMPI policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

J.P. MORGAN PRIVATE INVESTMENTS INC. By: /s/ Rose Burke Name: Rose Burke Title: Assistant Secretary

Exhibit A-16

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of OEP CO-INVESTORS MANAGEMENT II, LTD. (“OEP II”), does hereby certify that this Application is signed by Richard M. Cashin, elected President of OEP II pursuant to the general authority vested in him as such under OEP II policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

OEP CO-INVESTORS MANAGEMENT II, LTD. By: /s/ Elizabeth De Guzman Name: Elizabeth De Guzman Title: Vice President and Assistant Secretary

Exhibit A-17

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of OEP CO-INVESTORS MANAGEMENT III, LTD. (“OEP III”), does hereby certify that this Application is signed by Richard M. Cashin, elected President of OEP III pursuant to the general authority vested in her as such under OEP III policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

OEP CO-INVESTORS MANAGEMENT III, LTD. By: /s/ Elizabeth De Guzman Name: Elizabeth De Guzman Title: Vice President and Assistant Secretary

Exhibit A-18

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED (“Security Capital”), does hereby certify that this Application is signed by Anthony R. Manno Jr., elected Chief Executive Officer, President and Director of Security Capital pursuant to the general authority vested in him as such under Security Capital policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED By: /s/ Michael L. Tucker Name: Michael L. Tucker Title: Vice President and Assistant Secretary

Exhibit A-19

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of SIXTY WALL STREET GP CORPORATION (“Sixty Wall Street GP”), does hereby certify that this Application is signed by Ana Capella Gomez-Acebo, elected Managing Director of Sixty Wall Street GP pursuant to the general authority vested in her as such under Sixty Wall Street GP policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

SIXTY WALL STREET GP CORPORATION By: /s/ Elizabeth De Guzman Name: Elizabeth De Guzman Title: Vice President and Assistant Secretary

Exhibit A-20

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of SIXTY WALL STREET MANGAGEMENT COMPANY, LLC (“Sixty Wall Street Management”), does hereby certify that this Application is signed by Ana Capella Gomez-Acebo, elected Managing Director of Sixty Wall Street Management pursuant to the general authority vested in her as such under Sixty Wall Street Management policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

SIXTY WALL STREET MANAGEMENT COMPANY, LLC By: /s/ Elizabeth De Guzman Name: Elizabeth De Guzman Title: Vice President and Assistant Secretary

Exhibit A-21

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary TECHNOLOGY COINVESTORS MANAGEMENT, LLC (“TCM”), does hereby certify that this Application is signed by Ana Capella Gomez-Acebo, elected Managing Director of TCM pursuant to the general authority vested in her as such under TCM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this June 29 , 2011.

TECHNOLOGY COINVESTORS MANAGEMENT, LLC By: /s/ Elizabeth De Guzman Name: Elizabeth De Guzman Title: Vice President and Assistant Secretary

EXHIBIT A 8

Adviser Applicants

Bear Stearns Asset Management Inc.
Bear Stearns Health Innoventures Management, L.L.C.
BSCGP Inc.
Constellation Growth Capital, LLC
Constellation Ventures Management II, LLC
Highbridge Capital Management, LLC
J.P. Morgan Investment Management Inc.
J.P. Morgan Latin America Management Company, LLC
J.P. Morgan Partners, LLC
J.P. Morgan Private Investments Inc.
JF International Management Inc.
JPMorgan Asset Management (UK) Limited
OEP Co-Investors Management II, Ltd.
OEP Co-Investors Management III, Ltd.
Security Capital Research & Management Incorporated
Sixty Wall Street GP Corporation
Sixty Wall Street Management Company, LLC
Technology Coinvestors Management, LLC

Principal Underwriter Applicants

JPMorgan Distribution Services, Inc.
J.P. Morgan Institutional Investments, Inc.

Registered Investment Companies

Bear Stearns Asset Management Inc.

Bear Stearns Asset Management Inc. currently acts as the investment adviser to the following open-end fund.

•	Bear Stearns CUFS (R) MLP Mortgage Portfolio

Highbridge Capital Management, LLC

Highbridge Capital Management, LLC currently acts as the sub-adviser to the following open-end funds.

8 As of June 21, 2011.

JPMorgan Trust I
•	Highbridge Dynamic Commodities Strategy Fund
•	Highbridge Statistical Market Neutral Fund

JF International Management Inc.

JF International Management Inc. currently acts as the investment adviser to the following closed-end fund.

•	JF China Region Fund, Inc.

JF International Management Inc. currently acts as the sub-adviser to the following open-end funds.

J.P. Morgan Trust I
•	JPMorgan Asia Equity Fund
•	JPMorgan China Region Fund
•	JPMorgan India Fund

J.P. Morgan Investment Management Inc.

J.P. Morgan Investment Management Inc. currently acts as the investment adviser to the following open-end funds.

J.P. Morgan Mutual Fund Group
•	JPMorgan Short Term Bond Fund II

J.P. Morgan Mutual Fund Investment Trust
•	JPMorgan Growth Advantage Fund

J.P. Morgan Trust I
•	Highbridge Dynamic Commodities Strategy Fund
•	Highbridge Statistical Market Neutral Fund
•	JPMorgan 100% U.S. Treasury Securities Money Market Fund
•	JPMorgan Access Balanced Fund
•	JPMorgan Access Growth Fund
•	JPMorgan Alternative Strategies Fund
•	JPMorgan Asia Equity Fund
•	JPMorgan California Municipal Money Market Fund
•	JPMorgan California Tax Free Bond Fund
•	JPMorgan China Region Fund
•	JPMorgan Credit Opportunities Fund
•	JPMorgan Current Yield Money Market Fund
•	JPMorgan Disciplined Equity Fund
•	JPMorgan Diversified Fund
•	JPMorgan Diversified Real Return Fund

•	JPMorgan Dynamic Growth Fund
•	JPMorgan Dynamic Small Cap Growth Fund
•	JPMorgan Emerging Economies Fund
•	JPMorgan Emerging Markets Debt Fund
•	JPMorgan Emerging Markets Equity Fund
•	JPMorgan Floating Rate Income Fund
•	JPMorgan Federal Money Market Fund
•	JPMorgan Global Allocation Fund
•	JPMorgan Global Focus Fund
•	JPMorgan Global Natural Resources Fund
•	JPMorgan Global Equity Income Fund
•	JPMorgan Growth and Income Fund
•	JPMorgan Growth Long/Short Fund
•	JPMorgan Income Builder Fund
•	JPMorgan India Fund
•	JPMorgan Inflation Managed Bond Fund
•	JPMorgan Intermediate Tax Free Bond Fund
•	JPMorgan International Currency Income Fund
•	JPMorgan International Equity Fund
•	JPMorgan International Equity Index Fund
•	JPMorgan International Opportunities Fund
•	JPMorgan International Opportunities Plus Fund
•	JPMorgan International Realty Fund
•	JPMorgan International Small Cap Equity Fund
•	JPMorgan International Value Fund
•	JPMorgan International Value Fund SMA Fund
•	JPMorgan Intrepid America Fund
•	JPMorgan Intrepid European Fund
•	JPMorgan Intrepid Growth Fund
•	JPMorgan Intrepid International Fund
•	JPMorgan Intrepid Mid Cap Fund
•	JPMorgan Intrepid Multi Cap Fund
•	JPMorgan Intrepid Value Fund
•	JPMorgan Latin America Fund
•	JPMorgan Managed Income Fund
•	JPMorgan Mid Cap Core Fund
•	JPMorgan Mid Cap Equity Fund
•	JPMorgan Multi-Cap Long/Short Fund
•	JPMorgan Multi-Sector Income Fund
•	JPMorgan New York Municipal Money Market Fund
•	JPMorgan New York Tax Free Bond Fund
•	JPMorgan Prime Money Market Fund
•	JPMorgan Real Return Fund
•	JPMorgan Research Equity Long/Short Fund

•	JPMorgan Research Market Neutral Fund
•	JPMorgan Russia Fund
•	JPMorgan Small Cap Core Fund
•	JPMorgan Small Cap Equity Fund
•	JPMorgan Smart Retirement 2010 Fund
•	JPMorgan Smart Retirement 2015 Fund
•	JPMorgan Smart Retirement 2020 Fund
•	JPMorgan Smart Retirement 2025 Fund
•	JPMorgan Smart Retirement 2030 Fund
•	JPMorgan Smart Retirement 2035 Fund
•	JPMorgan Smart Retirement 2040 Fund
•	JPMorgan Smart Retirement 2045 Fund
•	JPMorgan Smart Retirement 2050 Fund
•	JPMorgan Smart Retirement Income Fund
•	JPMorgan Strategic Income Opportunities Fund
•	JPMorgan Strategic Preservation Fund
•	JPMorgan Tax Aware Disciplined Equity Fund
•	JPMorgan Tax Aware Equity Fund
•	JPMorgan Tax Aware High Income Fund
•	JPMorgan Tax Aware Income Opportunities Fund
•	JPMorgan Tax Aware Real Return Fund
•	JPMorgan Tax Aware Real Return SMA Fund
•	JPMorgan Tax Free Money Market Fund
•	JPMorgan Total Return Fund
•	JPMorgan U.S. Dynamic Plus Fund
•	JPMorgan U.S. Equity Fund
•	JPMorgan U.S. Large Cap Core Plus Fund
•	JPMorgan U.S. Large Cap Value Plus Fund
•	JPMorgan U.S. Research Equity Plus Fund
•	JPMorgan U.S. Small Company Fund
•	JPMorgan Value Advantage Fund
•	JPMorgan Value Discovery Fund

J.P. Morgan Fleming Mutual Fund Group, Inc.
•	JPMorgan Mid Cap Value Fund

JPMorgan Institutional Trust
•	JPMorgan Core Bond Trust
•	JPMorgan Equity Index Trust
•	JPMorgan Intermediate Bond Trust

JPMorgan Insurance Trust
•	JPMorgan Insurance Trust Core Bond Portfolio
•	JPMorgan Insurance Trust Equity Index Portfolio

•	JPMorgan Insurance Trust International Equity Portfolio
•	JPMorgan Insurance Trust Intrepid Growth Portfolio
•	JPMorgan Insurance Trust Intrepid Mid Cap Portfolio
•	JPMorgan Insurance Trust Mid Cap Growth Portfolio
•	JPMorgan Insurance Trust Mid Cap Value Portfolio
•	JPMorgan Insurance Trust Small Cap Core Portfolio
•	JPMorgan Insurance Trust U.S. Equity Portfolio

JPMorgan Trust II
•	JPMorgan Arizona Municipal Bond Fund
•	JPMorgan Core Bond Fund
•	JPMorgan Core Plus Bond Fund
•	JPMorgan Equity Income Fund
•	JPMorgan Equity Index Fund
•	JPMorgan Government Bond Fund
•	JPMorgan High Yield Fund
•	JPMorgan International Equity Index Fund
•	JPMorgan Intrepid Mid Cap Fund
•	JPMorgan Investor Balanced Fund
•	JPMorgan Investor Conservative Growth Fund
•	JPMorgan Investor Growth & Income Fund
•	JPMorgan Investor Growth Fund
•	JPMorgan Large Cap Growth Fund
•	JPMorgan Large Cap Value Fund
•	JPMorgan Limited Duration Bond Fund
•	JPMorgan Liquid Assets Money Market Fund
•	JPMorgan Market Expansion Index Fund
•	JPMorgan Michigan Municipal Bond Fund
•	JPMorgan Michigan Municipal Money Market Fund
•	JPMorgan Mid Cap Growth Fund
•	JPMorgan Mortgage-Backed Securities Fund
•	JPMorgan Multi-Cap Market Neutral Fund
•	JPMorgan Municipal Income Fund
•	JPMorgan Municipal Money Market Fund
•	JPMorgan Ohio Municipal Bond Fund
•	JPMorgan Ohio Municipal Money Market Fund
•	JPMorgan Short Duration Bond Fund
•	JPMorgan Short- Intermediate Municipal Bond Fund
•	JPMorgan Small Cap Growth Fund
•	JPMorgan Small Cap Value Fund
•	JPMorgan Tax Free Bond Fund
•	JPMorgan Treasury & Agency Fund
•	JPMorgan U.S. Government Money Market Fund
•	JPMorgan U.S. Real Estate Fund

•	JPMorgan U.S. Treasury Plus Money Market Fund

JPMorgan Value Opportunities Fund Inc.
•	JPMorgan Value Opportunities Fund

Undiscovered Managers Funds
•	Undiscovered Managers Behavioral Growth Fund
•	Undiscovered Managers Behavioral Value Fund
•	Undiscovered Managers Realty Income Fund

J.P. Morgan Investment Management Inc. currently acts as the investment adviser to the following closed-end funds.

•	J.P. Morgan Access Multi-Strategy Fund, L.L.C.
•	Pacholder High Yield Fund, Inc.
•	Tridan Inc.

J.P. Morgan Investment Management Inc. currently acts as the sub-adviser to the following open-end funds.

Advanced Series Trust
•	AST High Yield Portfolio
•	AST J.P. Morgan Strategic Opportunities Portfolio
•	AST JPMorgan International Equity Portfolio
•	AST Small-Cap Value Portfolio

Allianz Variable Insurance Products Trust
•	AZL JPMorgan International Value Fund
•	AZL JPMorgan U.S. Equity Fund

AXA Premier VIP Trust
•	Multimanager International Equity Portfolio

EQ Advisors Trust
•	EQ/JP Morgan Value Opportunities Portfolio

FundVantage Trust
•	Short Duration Fund

ING Investors Trust
•	ING JPMorgan Emerging Markets Equity Portfolio
•	ING JPMorgan Small Cap Core Equity Portfolio

ING Partners, Inc.
•	ING JPMorgan Mid Cap Value Portfolio

         JNL Series Trust
•	JNL/JP Morgan International Value Fund
•	JNL/JP Morgan Mid Cap Growth Fund
•	JNL/JP Morgan US Government and Quality Bond Fund

Lincoln National
•	LVIP JPMorgan High Yield

Managers Trust II
•	Managers High Yield Fund

MassMutual Select Funds
•	MassMutual Select Strategic Balanced Portfolio
•	MassMutual Select Overseas Fund
•	Mass Mutual Select Diversified International Fund

Mercer
•	MGI Short Maturity Fund

Nationwide Variable Insurance Trust
•	NVIT Multi-Manager International Value Fund
•	NVIT Multi-Manager Small Cap Value Fund

Pacific Life Funds
•	PL International Value Portfolio

Pacific Select Fund
•	Long/Short Large Cap Value Portfolio
•	Long/Short Large-Cap Portfolio
•	PSF International Value Portfolio

Principal Funds, Inc.
•	High Yield Fund 1

Principal Variable Contracts Funds, Inc.
•	Small Cap Value Account 1

Riversource
•	J.P. Morgan Core Bond Fund

Russell Investment Company
•	Russell Tax Managed U.S. Large Cap Fund

Seasons Series Trust
•	Focus Value Portfolio

        SEI Institutional Investments Trust
•	Core Fixed Income
•	High Yield Bond Fund
•	Small Cap Fund

SEI Institutional Managed Trust
•	High Yield Bond Fund
•	Small Cap Fund
•	Small Cap Growth Fund
•	U.S. Fixed Income Fund

SunAmerica Series Trust
•	Balanced Portfolio
•	Global Equities Portfolio
•	Growth Income Portfolio
•	Mid Cap Growth Portfolio

The Integrity Funds
•	Integrity High Income Fund

The Target Portfolio Trust
•	Small Capitalization Value Portfolio

Transamerica Funds
•	Transamerica International Bond
•	Transamerica JPMorgan Core Bond
•	Transamerica JPMorgan Long/Short Strategy
•	Transamerica JPMorgan Mid Cap Value
•	Transamerica Multi-Managed Balanced

Transamerica Partners Portfolios
•	Transamerica Partners Balanced Portfolio
•	Transamerica Partners Mid Value Portfolio

Transamerica Series Trust
•	Transamerica JPMorgan Core Bond VP
•	Transamerica JPMorgan Enhanced Index VP
•	Transamerica JPMorgan Mid Cap Value VP
•	Transamerica JPMorgan Tactical Allocation VP
•	Transamerica Multi-Managed Balanced VP

UBS PACE Select Advisors Trust
•	UBS Pace International Equity Investments

VALIC Company II
•	Small Cap Growth

•	Small Cap Value

JPMorgan Asset Management (UK) Limited

JPMorgan Asset Management (UK) Limited currently acts as the investment adviser to the following closed-end fund.

•	JPMCB International Equity Trust Fund

JPMorgan Distribution Services, Inc.

JPMorgan Distribution Services, Inc. currently acts as the distributor for the following open-end funds.

J.P. Morgan Fleming Mutual Fund Group, Inc.
•	JPMorgan Mid Cap Value Fund

J.P. Morgan Mutual Fund Group
•	JPMorgan Short Term Bond Fund II

J.P. Morgan Mutual Fund Investment Trust
•	JPMorgan Growth Advantage Fund

J.P. Morgan Trust I
•	Highbridge Dynamic Commodities Strategy Fund
•	Highbridge Statistical Market Neutral Fund
•	JPMorgan 100% U.S. Treasury Securities Money Market Fund
•	JPMorgan Access Balanced Fund
•	JPMorgan Access Growth Fund
•	JPMorgan Alternative Strategies Fund
•	JPMorgan Asia Equity Fund
•	JPMorgan California Municipal Money Market Fund
•	JPMorgan California Tax Free Bond Fund
•	JPMorgan China Region Fund
•	JPMorgan Credit Opportunities Fund
•	JPMorgan Current Yield Money Market Fund
•	JPMorgan Disciplined Equity Fund
•	JPMorgan Diversified Fund
•	JPMorgan Diversified Real Return Fund
•	JPMorgan Dynamic Growth Fund
•	JPMorgan Dynamic Small Cap Growth Fund
•	JPMorgan Emerging Economies Fund
•	JPMorgan Emerging Markets Debt Fund
•	JPMorgan Emerging Markets Equity Fund
•	JPMorgan Federal Money Market Fund
•	JPMorgan Floating Rate Income Fund

•	JPMorgan Global Allocation Fund
•	JPMorgan Global Equity Income Fund
•	JPMorgan Global Focus Fund
•	JPMorgan Global Natural Resources Fund
•	JPMorgan Growth and Income Fund
•	JPMorgan Growth Long/Short Fund
•	JPMorgan Income Builder Fund
•	JPMorgan India Fund
•	JPMorgan Inflation Managed Bond Fund
•	JPMorgan Intermediate Tax Free Bond Fund
•	JPMorgan International Currency Income Fund
•	JPMorgan International Equity Fund
•	JPMorgan International Equity Index Fund
•	JPMorgan International Opportunities Fund
•	JPMorgan International Opportunities Plus Fund
•	JPMorgan International Realty Fund
•	JPMorgan International Small Cap Equity Fund
•	JPMorgan International Value Fund
•	JPMorgan International Value Fund SMA Fund
•	JPMorgan Intrepid America Fund
•	JPMorgan Intrepid European Fund
•	JPMorgan Intrepid Growth Fund
•	JPMorgan Intrepid International Fund
•	JPMorgan Intrepid Mid Cap Fund
•	JPMorgan Intrepid Multi Cap Fund
•	JPMorgan Intrepid Value Fund
•	JPMorgan Latin America Fund
•	JPMorgan Managed Income Fund
•	JPMorgan Mid Cap Core Fund
•	JPMorgan Mid Cap Equity Fund
•	JPMorgan Multi-Cap Long/Short Fund
•	JPMorgan Multi-Sector Income Fund
•	JPMorgan New York Municipal Money Market Fund
•	JPMorgan New York Tax Free Bond Fund
•	JPMorgan Prime Money Market Fund
•	JPMorgan Real Return Fund
•	JPMorgan Research Equity Long/Short Fund
•	JPMorgan Research Market Neutral Fund
•	JPMorgan Russia Fund
•	JPMorgan Small Cap Core Fund
•	JPMorgan Small Cap Equity Fund
•	JPMorgan Smart Retirement 2010 Fund
•	JPMorgan Smart Retirement 2015 Fund
•	JPMorgan Smart Retirement 2020 Fund

•	JPMorgan Smart Retirement 2025 Fund
•	JPMorgan Smart Retirement 2030 Fund
•	JPMorgan Smart Retirement 2035 Fund
•	JPMorgan Smart Retirement 2040 Fund
•	JPMorgan Smart Retirement 2045 Fund
•	JPMorgan Smart Retirement 2050 Fund
•	JPMorgan Smart Retirement Income Fund
•	JPMorgan Strategic Income Opportunities Fund
•	JPMorgan Strategic Preservation Fund
•	JPMorgan Tax Aware Disciplined Equity Fund
•	JPMorgan Tax Aware High Income Fund
•	JPMorgan Tax Aware Income Opportunities Fund
•	JPMorgan Tax Aware Real Return Fund
•	JPMorgan Tax Aware Real Return SMA Fund
•	JPMorgan Tax Aware Equity Fund
•	JPMorgan Tax Free Money Market Fund
•	JPMorgan Total Return Fund
•	JPMorgan U.S. Dynamic Plus Fund
•	JPMorgan U.S. Equity Fund
•	JPMorgan U.S. Large Cap Core Plus Fund
•	JPMorgan U.S. Large Cap Value Plus Fund
•	JPMorgan U.S. Research Equity Plus Fund
•	JPMorgan U.S. Small Company Fund
•	JPMorgan Value Advantage Fund
•	JPMorgan Value Discovery Fund

JPMorgan Insurance Trust
•	JPMorgan Insurance Trust Core Bond Portfolio
•	JPMorgan Insurance Trust Equity Index Portfolio
•	JPMorgan Insurance Trust International Equity Portfolio
•	JPMorgan Insurance Trust Intrepid Growth Portfolio
•	JPMorgan Insurance Trust Intrepid Mid Cap Portfolio
•	JPMorgan Insurance Trust Mid Cap Growth Portfolio
•	JPMorgan Insurance Trust Mid Cap Value Portfolio
•	JPMorgan Insurance Trust Small Cap Core Portfolio
•	JPMorgan Insurance Trust U.S. Equity Portfolio

JPMorgan Trust II
•	JPMorgan Arizona Municipal Bond Fund
•	JPMorgan Core Bond Fund
•	JPMorgan Core Plus Bond Fund
•	JPMorgan Equity Income Fund
•	JPMorgan Equity Index Fund
•	JPMorgan Government Bond Fund

•	JPMorgan High Yield Fund
•	JPMorgan International Equity Index Fund
•	JPMorgan Intrepid Mid Cap Fund
•	JPMorgan Investor Balanced Fund
•	JPMorgan Investor Conservative Growth Fund
•	JPMorgan Investor Growth & Income Fund
•	JPMorgan Investor Growth Fund
•	JPMorgan Large Cap Growth Fund
•	JPMorgan Large Cap Value Fund
•	JPMorgan Limited Duration Bond Fund
•	JPMorgan Liquid Assets Money Market Fund
•	JPMorgan Market Expansion Index Fund
•	JPMorgan Michigan Municipal Bond Fund
•	JPMorgan Michigan Municipal Money Market Fund
•	JPMorgan Mid Cap Growth Fund
•	JPMorgan Mortgage-Backed Securities Fund
•	JPMorgan Multi-Cap Market Neutral Fund
•	JPMorgan Municipal Income Fund
•	JPMorgan Municipal Money Market Fund
•	JPMorgan Ohio Municipal Bond Fund
•	JPMorgan Ohio Municipal Money Market Fund
•	JPMorgan Short Duration Bond Fund
•	JPMorgan Short- Intermediate Municipal Bond Fund
•	JPMorgan Small Cap Growth Fund
•	JPMorgan Small Cap Value Fund
•	JPMorgan Tax Free Bond Fund
•	JPMorgan Treasury & Agency Fund
•	JPMorgan U.S. Government Money Market Fund
•	JPMorgan U.S. Real Estate Fund
•	JPMorgan U.S. Treasury Plus Money Market Fund

JPMorgan Value Opportunities Fund Inc.
•	JPMorgan Value Opportunities Fund

Undiscovered Managers Funds
•	Undiscovered Managers Behavioral Growth Fund
•	Undiscovered Managers Behavioral Value Fund
•	Undiscovered Managers Realty Income Fund

J.P. Morgan Institutional Investments, Inc.

J.P. Morgan Institutional Investments, Inc. currently acts as the placement agent for the following open-end funds.
•	JPMorgan Core Bond Trust

•	JPMorgan Equity Index Trust
•	JPMorgan Intermediate Bond Trust

J.P. Morgan Private Investments Inc.

J.P. Morgan Private Investments Inc. currently acts as the sub-adviser to the following open-end funds.

J.P. Morgan Trust I
•	JPMorgan Access Balanced Fund
•	JPMorgan Access Growth Fund

J.P. Morgan Private Investments Inc. currently acts as the sub-adviser to the following closed-end fund.

•	J.P. Morgan Access Multi-Strategy Fund, L.L.C.

Security Capital Research & Management Incorporated

Security Capital Research & Management Incorporated currently acts as the investment adviser to the following open-end fund.

JPMorgan Trust II
•	JPMorgan U.S. Real Estate Fund

Security Capital Research & Management Incorporated currently acts as the sub-adviser to the following open-end funds.

SEI Institutional Investments Trust
•	Small Cap Fund
•	Small/Mid Cap Equity Fund

SEI Institutional Managed Trust
•	Real Estate Fund
•	Small Cap Value Fund

Security Capital Research & Management Incorporated acts as the sub-adviser to the following closed-end funds.

•	Nuveen Diversified Dividend & Income Fund
•	Nuveen Real Estate Income Fund

Employees’ Securities Companies

Bear Stearns Asset Management Inc.

Bear Stearns Asset Management Inc. currently serves as general partner that provides investment advisory services to the following ESCs.

•	The BSC Employee Fund III, L.P.
•	The BSC Employee Fund IV, L.P.
•	The BSC Employee Fund V, L.P.
•	The BSC Employee Fund VI, L.P.
•	The BSC Employee Fund VII, L.P
•	The BSC Employee Fund VIII (Cayman), L.P.

Bear Stearns Health Innoventures Management, L.L.C.

Bear Stearns Health Innoventures Management, L.L.C. currently serves as general partner that provides investment advisory services to the following ESC.

•	Bear Stearns Health Innoventures Employee Fund, L.P.

BSCGP Inc.

BSCGP Inc. currently serves as general partner that provides investment advisory services to the following ESCs.

•	The BSC Employee Fund, L.P.
•	The BSC Employee Fund II, L.P.

Constellation Growth Capital, LLC

Constellation Growth Capital, LLC currently serves as sub-adviser to the following ESCs.

•	The BSC Employee Fund IV, L.P.
•	The BSC Employee Fund VI, L.P

Constellation Ventures Management II, LLC

Constellation Ventures Management II, LLC currently serves as general partner that provides investment advisory services to the following ESCs.

•	The BSC Employee Fund IV, L.P.
•	The BSC Employee Fund VI, L.P

J.P. Morgan Latin America Management Company, LLC

J.P. Morgan Latin America Management Company, LLC currently serves as the investment adviser to the following ESC.

•	J.P. Morgan Latin America Co-Investment Fund, L.P.

J.P. Morgan Partners, LLC

J.P. Morgan Partners, LLC currently serves as the investment adviser to the following ESCs.

•	Chase Global Co-Invest June 2000 Partners, L.P.
•	Chase Global Co-Invest March 2000 Partners, L.P.
•	H&Q Employee Venture Fund 2000, LP
•	Hambrecht & Quist Employee Venture Fund II, LP
•	Hambrecht & Quist Employee Venture Fund, LP
•	J.P. Morgan Chase Co-Invest Partners 2001 A-2, LP
•	J.P. Morgan Chase Co-Invest Partners 2001 B-2, L.P.
•	J.P. Morgan Chase Co-Invest Partners 2002, LP
•	J.P. Morgan Chase Co-Invest Partners 2003, LP
•	J.P. Morgan Chase Co-Invest Partners 2004, LP
•	JPMP Co-Invest Partners 2004, L.P.
•	JPMP Co-Invest Partners 2005, L.P.
•	JPMP Co-Invest Partners, L.P.

OEP Co-Investors Management II, Ltd.

OEP Co-Investors Management II, Ltd. currently serves as general partner that provides investment advisory services to the following ESC.

•	OEP II Co-Investors, L.P.

OEP Co-Investors Management III, Ltd.

OEP Co-Investors Management III, Ltd. currently serves as general partner that provides investment advisory services to the following ESC.

•	OEP III Co-Investors, LP

Sixty Wall Street GP Corporation

Sixty Wall Street GP Corporation currently serves as the investment adviser to the following ESC.

•	Sixty Wall Street Investment Fund, L.P.

Sixty Wall Street Management Company, LLC

Sixty Wall Street Management Company, LLC currently serves as the investment adviser to the following ESC.

•	Sixty Wall Street Fund, L.P.

Technology Coinvestors Management, LLC

Technology Coinvestors Management, LLC currently serves as general partner that provides investment advisory services to the following ESC.

•	Technology Coinvestors Employee Fund, L.P.

83